Amendment no. 1 to the AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of July 15, 2014, by and among Tauriga Sciences, Inc., a Florida corporation (“Tauriga”), Doc Greene’s Acquisition Sub, LLC, a California limited liability company and wholly-owned subsidiary of Tauriga (“Acquisition Sub” and together with Tauriga, the “Purchasers”), Honeywood LLC, a California limited liability company (“Honeywood”) and the current limited liability company members of Honeywood LLC (which are Elie Green, Daniel Kosmal and Ramona Rubin) (“Members”, and together with Honeywood, collectively referred to as “Sellers”, or each a “Seller”). Tauriga, Acquisition Sub, Honeywood, and, upon their execution hereof, the Members party hereto are each referred to herein as a “Party” or collectively as the “Parties”.

RECITALS

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger dated as of March 10, 2014 (the “Merger Agreement”);

WHEREAS, the Parties desire to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows.

1. Incorporation of Preliminary Statements; Defined Terms. The recitals set forth above are hereby incorporated by reference into this Amendment. Capitalized terms used, and not otherwise defined herein, shall have the meanings given to such terms in the Merger Agreement.

2. Amendment to the Merger Agreement. The Parties hereby amend the Merger Agreement as set forth below:

(a) Recitals; Definition of Product. The first recital of the Merger Agreement is deleted and replaced in its entirety with the following:

“WHEREAS, Honeywood is engaged in the business of developing and/or marketing a line of beauty and topical wellness products harnessing the power of cannabis including, but not limited to, topical lotions, balms, gels, sprays, roll-ons, patches, shampoos, capsules, pills, oils, waxes, aerosols, cartridges, pens or teas (the “Product”).”

Additionally, the lower case word “product” in the following Sections of the Merger Agreement shall be replaced with the initial capitalized word “Product:” Sections 1.2(a), 2.10(a), 2.14(f), 2.24, 4.2(p), 4.2(t) and 5.18.

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(b) Closing Date. Section 1.1(b) of the Merger Agreement is deleted in its entirety and replaced with the following:

“(b) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Nixon Peabody LLP, 437 Madison Avenue, New York, New York 10022, commencing at 11:00 a.m. local time on the earlier to occur of (a) the business day following the date on which all the conditions set forth in Sections 4.1 and 4.2 have been satisfied or waived (other than conditions with respect to actions the respective Parties will take at the Closing itself), or (b) within one-hundred twenty (120) days immediately following the execution of this Agreement or (c) such other date as the parties may mutually determine in writing (the “Closing Date”).”

(c) Conversion Ratio; Restrictions on Transfer of Merger Shares. Section 1.2(c) of the Merger Agreement is deleted in its entirety and replaced with the following:

(c) Issuance of Tauriga Common Stock. At the Closing, the sole and single class of issued and outstanding membership interests of Honeywood (collectively, the “Honeywood Interests”) shall be converted into the right to receive up to such number of restricted shares of Tauriga’s common stock, $.00001 par value per share determined as follows: in exchange for 100% of the membership interests in Honeywood, Tauriga is offering restricted shares of its common stock equal to 109,414,235 of its outstanding common stock (determined as of the date immediately preceding the Closing Date), which shall be on a non-diluted basis (the “Merger Shares”) and issued at Closing (so that Elie Green, Daniel Kosmal and Ramona Rubin (the “Honeywood Principals”) will collectively receive shares of Tauriga restricted common stock equal to an aggregate of 15.457% of the outstanding shares of Tauriga (on a non-diluted basis) at Closing, determined as set forth above; or if the Honeywood Principals do not hold equal percentages in Honeywood prior to the Closing, then the Merger Shares shall be allocated among the holders of Honeywood Interests in accordance with his or its respective proportional holdings of Honeywood Interests as of the Closing; provided, however, for the avoidance of doubt, no Person will be entitled to Merger Shares unless such Person has been admitted as a Member of Honeywood prior to the Effective Time and is a Party to this Agreement. In addition, and notwithstanding the foregoing, Tauriga shall issue 18,000,000 (restricted) shares of its common stock to Royal Oak Consulting, LLC in connection with satisfaction of any fees owed by Honeywood to Royal Oak Consulting, LLC pursuant to that certain Consulting Agreement by and between Honeywood and Royal Oak Consulting, LLC dated October 28, 2013. No fractional shares of Tauriga Common Stock will be issued in the Merger upon the surrender for exchange of the Honeywood Interests, and any such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Tauriga. Each Member who is entitled to one-half or more of a Merger Share will receive a full Merger Share, and any fractional interests of less than one-half of a Merger Share will be canceled. Each of the Members agrees that no Merger Shares or shares of Option Stock may be gifted, assigned, transferred or sold by the Sellers, except in compliance with applicable securities laws, rules and regulations.”

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Additionally, Section 1.2(d) of the Merger Agreement is amended by deleting the words: “in accordance with the Conversion Ratio” in the first sentence of such Section; and Section 1.5(e) of the Merger Agreement is deleted in its entirety and replaced with the following: “(e) Reserved.”

(d) Milestone Common Stock Issuances. Section 1.3 of the Merger Agreement is deleted in its entirety and replaced with the following:

“1.3 Additional Issuances. Tauriga shall reserve such number of shares of its unregistered shares of common stock equal to an aggregate of 10.0% of its outstanding common stock (the “Option Stock”) (such share number to be determined as of the date immediately preceding the Closing Date), which will be issuable on the achievement of gross revenue milestones as follows:

(a) From and after the Closing Date, upon the generation and receipt by the Surviving Entity of $2.0 million of gross revenues (as demonstrated by sales receipts and the deposit of such revenues into the bank account of the Surviving Entity, as shall have been established by Tauriga pursuant to the terms hereof) derived strictly from the sale of DocGreen’s and Honeywood’s products approved by the Board of Managers, whether sold directly, licensed or otherwise (the “First Milestone”), Elie Green, Daniel Kosmal and Ramona Rubin shall each be issued an additional 1.6666% of the Option Stock within five (5) business days upon verification by Tauriga of such books, receipts and bank records; provided, however, that such Person is employed with Honeywood or another Affiliate of Tauriga at the time of such Option Stock payment; and

(b) Following achievement of the First Milestone, upon the generation and receipt by the Surviving Entity of an additional $2.0 million of gross revenues (the “Second Milestone”) (as demonstrated by sales receipts and the deposit of such revenues into the bank account of the Surviving Entity, as shall have been established by Tauriga CEO or accountant pursuant to the terms hereof) derived strictly from the sale of Doc Green’s and Honeywood’s products approved by the Board of Managers, whether sold directly, licensed or otherwise, Elie Green, Daniel Kosmal and Ramona Rubin shall each be issued an additional 1.6666% of the Option Stock within five (5) business days upon verification by Tauriga’s CEO or accountant of such books, receipts and bank records; provided, however, that such Person is employed with Honeywood or another Affiliate of Tauriga at the time of such Option Stock payment.

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(c) In connection with the revenue based milestone earn-out set forth in paragraphs (a) and (b) of this Section 1.3, following a further tax analysis by tax a professional(s) and further discussion with Tauriga (to allow for sufficient time to implement such plan among other related items, such as vesting, and the like), in the event that the Sellers have determined that the tax liability to them would be lessened by opting for receipt of vesting stock options (pursuant to a plan to be implemented by Tauriga), rather than receiving restricted stock (i.e., not through a qualified stock option plan), then Tauriga agrees to issue such stock options rather than restricted stock directly to the Sellers, as set forth above.”

(e) Cross-References. Section 1.6 of the Merger Agreement is amended by inserting in correct alphabetical order, the following:

“Advances”	Section 5.10

“Escrow Account”	Section 5.10

“First Milestone”	Section 1.3(a)

“Honeywood Director”	Section 4.1(k)

“Option Stock”	Section 1.3

“Restricted Employees”	Section 5.20

“Restricted Period”	Section 5.20

“Second Milestone”	Section 1.3(b)

“Securities Purchase Agreement”	Section 5.10

“WC Financing”	Section 5.10

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(f) Finalization of Representations and Warranties. The lead-in paragraphs to Article II of the Merger Agreement are hereby deleted in their entirety and replaced with the following:

Subject to the disclosures set forth in the disclosure letter of Honeywood and the Sellers as provided to the Purchasers on the date hereof (the “Disclosure Schedules”), Honeywood represents and warrants to Tauriga and Acquisition Sub that each of the following statements is true and correct as of as of the date hereof and shall be true and correct as of the Closing Date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), and each other Seller severally represents and warrants to Tauriga and Acquisition Sub that each of the statements set forth in Sections 2.1, 2.2, 2.3, 2.4(a) and 2.19 of this Agreement shall be true and correct as of the date hereof (the “Finalization Date”) (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date).

If in any supplement or amendment of the Disclosure Schedules is delivered by the Sellers or Honeywood after the Finalization Date, or Honeywood or the Sellers disclose an event, change or circumstance which constitutes a Material Adverse Effect, the Purchasers shall have the right to terminate this Agreement as provided in Article VIII and such termination shall be the Purchasers’ sole and exclusive remedy relating to any matters set forth in such supplement or amendment; provided however, that if Purchasers do not terminate this Agreement within the timeframe set forth in such Section, Purchasers will be deemed to have accepted such supplement or amendment to the Disclosure Schedules, and the event, change or circumstance so disclosed in such supplement shall not be deemed to constitute a Material Adverse Effect or serve as the basis for termination pursuant to Article VIII or otherwise.”

(g) Intellectual Property Representations and Warranties. Section 2.10 of the Merger Agreement is amended by adding immediately before the words ‘(“Honeywood IP”)’, the following:

“, including, for the avoidance of doubt, any of the foregoing (i) through (iii) shall include ‘DocGreen’s’ Intellectual Property and their respective variations”

Section 2.10 of the Merger Agreement shall be further amended by adding the following subsection (i) after the subsection numbered (h) thereof:

“(i) Honeywood is the sole and exclusive owner of all right, title and interest in Doc Green’s, the Intellectual Property and ‘DocGreen’s’ marks and their variations, including any Products utilizing such Intellectual Property.”

(h) Investment Representations and Warranties. Section 2.19 is amended by replacing the words “Merger Shares”, in each place that such words appear in such Sections, with the words “Merger Shares and shares of Option Stock, if any” or “Merger Shares or shares of Option Stock, if any,” as the context requires.

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(i) WC Financing. Section 4.1(f) of the Merger Agreement is deleted in its entirety and replaced with the following:

“(f) Financing. Tauriga has secured Magna’s commitment of $1M pursuant to the terms of a securities purchase agreement between Tauriga and Magna, dated March 7, 2014 (the “Magna SPA”); however, based on Tauriga’s stock price at or near the closing of the Magna SPA and pursuant to the terms thereunder, such commitment may be reduced to as low as $525K (solely as a function of the per share stock price of Tauriga). Such monies will be funded to the escrow account of the Quick Law Firm (the “Escrow Account”) and released to Tauriga pursuant to the terms of the escrow and purchase agreement between Tauriga and Magna, and then deposited in the Bank Account of the Surviving Entity within one business day of establishing such Bank Account in accordance with the terms hereof. Should Magna’s ultimate commitment under the Magna SPA total less than $1MM (due to possible stock price fluctuations of Tauriga, as noted above), Tauriga shall remain obligated to have committed an aggregate total of $825,000 for the working capital of the Surviving Entity (the “WC Financing”, which is calculated as a total of $1MM, less the advance of $175K which was previously made by Tauriga to Honeywood following execution of the Merger Agreement on March 10, 2014 pursuant to Section 1.2(a) of the Merger Agreement). It is agreed and acknowledged that the WC Financing shall be exclusively used for the operating capital of the Surviving Entity. Use and distribution of such proceeds will be utilized in consultation with and approval by the Surviving Entity’s Board of Managers. Notwithstanding the provisions of Section 5.10, it is acknowledged and agreed that the Members of Honeywood have received an additional twelve thousand and five hundred dollars USD ($12,500.00) from Tauriga to pay Buhalter Nemer P.C. for its legal fees incurred solely in connection with this Merger, and will receive an additional $7,500.00 from Tauriga.”

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Section 5.10 of the Merger Agreement is additionally amended by deleting it in its entirety and replacing it with the following:

“5.10 Financing. Tauriga has secured Magna’s commitment of $1M pursuant to the terms of a securities purchase agreement between Tauriga and Magna, dated March 7, 2014 (the “Magna SPA”); however, based on Tauriga’s stock price at or near the closing of the Magna SPA and pursuant to the terms thereunder, such commitment may be reduced to as low as $525K (solely as a function of the per share stock price of Tauriga). Such monies will be funded to the escrow account of the Quick Law Firm (the “Escrow Account”) and released to Tauriga pursuant to the terms of the escrow and purchase agreement between Tauriga and Magna, and then deposited in the Bank Account of the Surviving Entity within one business day of establishing such Bank Account in accordance with the terms hereof. Should Magna’s ultimate commitment under the Magna SPA total less than $1MM (due to possible stock price fluctuations of Tauriga, as noted above), Tauriga shall remain obligated to have committed an aggregate total of $825,000 for the working capital of the Surviving Entity within fifteen (15) business days of the Closing Date (the “WC Financing”, which is calculated as a total of $1MM, less the advance of $175K which was previously made by Tauriga to Honeywood following execution of the Merger Agreement on March 10, 2014 pursuant to Section 1.2(a) of the Merger Agreement). It is agreed and acknowledged that the WC Financing shall be exclusively used for the operating capital of the Surviving Entity. Use and distribution of such proceeds will be utilized in consultation with and approval by the Surviving Entity’s Board of Managers. Notwithstanding the provisions of , it is acknowledged and agreed that the Members of Honeywood have received an additional twelve thousand and five hundred dollars USD ($12,500.00) from Tauriga to pay Buchalter Nemer P.C. for its legal fees incurred solely in connection with this Merger, and will receive an additional seven thousand and five hundred dollars ($7,500.00) from Tauriga”

(j) Form S-1 Effectiveness. Section 4.2(i) of the Merger Agreement is deleted in its entirety and replaced with the words “(i) Reserved.”

(k) Employment Agreements. Section 4.2(r) of the Merger Agreement is amended by adding after the words “California laws, the words: “, and in forms acceptable to Tauriga and to the Sellers.”

(l) ATM Lock-up. Section 5.11 of the Merger Agreement is deleted in its entirety and replaced with the following:

“5.11 ATM Lock-up. Immediately following the Closing Date, Tauriga’s EEP securities drawn under its common stock purchase agreement (“ATM”) entered into between Tauriga and Hanover Holdings I, LLC, a New York limited liability company on June 13, 2013, shall be unlocked and will be immediately available for use by Tauriga in its sole discretion pursuant to the terms thereunder; provided, however, that Tauriga covenants to reserve an aggregate equal to 50% of the existing ATM shares (determined as of the Closing Date) to be used solely for the necessary expenses and operations of the Surviving Entity’s growth, business operations, expansion or other working capital needs from the ATM between the Closing Date and July 30, 2016, if necessary. Any such use of ATM funds shall be made upon the request of the Board of Managers and ultimately with the approval of Tauriga’s Board of Directors. The Board of Managers shall convene and discuss whether the ATM or such other funding source shall be used, if necessary, for the Surviving Entity at such time. ”

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(m) Taxes; 10b5-1 Plan. Section 5.13(f) of the Merger Agreement is deleted in its entirety and replaced with the following:

Within thirty (30) days following the Closing Date, following consultation with tax professionals, to the extent necessary to satisfy the Members’ respective tax consequences arising solely out of the receipt of the Merger Shares, Tauriga agrees to use its best efforts to assist such Member in setting up and entering into a 10b5-1 Plan for the purpose of selling such number of Merger Shares sufficient to satisfy such Seller’s estimated and unpaid tax liability generated by the receipt of the Merger Shares or other merger consideration, but only up to such number of Merger Shares as then necessary to satisfy such tax consequence, and in compliance the Securities Act, the Exchange Act, and the respective rules and regulations thereunder.”

(n) Bank Account. Section 5.16 of the Merger Agreement is deleted in its entirety and replaced with the following:

“Tauriga shall have, within three (3) business days following the Closing Date, established a commercial bank account solely for the Surviving Entity (the “Bank Account”) with a bank of its choice, which account shall be held by Tauriga (through its CEO), and utilized (including any WC Financing funds and any other funds thereafter derived from the Surviving Entity’s business or elsewhere) solely for the Surviving Entity’s working capital, expansion and/or maintenance of its business operations, with the goal of a substantial increase in its revenues and growth of the Surviving Entity’s business. None of Elie Green, Daniel Kosmal or Ramona Rubin shall be signatories to the Bank Account of the Surviving Entity, nor shall Elie Green, Ramona Rubin or Daniel Kosmal establish or have established on their behalf, any other bank account for use by, for or in conjunction with the Surviving Entity’s business or operations.

In addition, an expense account shall be established by Tauriga for Elie Green, Daniel Kosmal or Ramona Rubin, which shall be linked to the Bank Account, with an aggregate $10,000 limit for the sole use of operating expenses related to the Surviving Entity for projects previously approved by the Board of Managers or for such pre-approved activities in the Honeywood Operational Plan within such limit. Any expense above $10,000, if not previously agreed to by the Board of Managers, shall be discussed for approval by the Board of Managers in the ordinary course. Notwithstanding the foregoing, the expenses as identified on Exhibit 5.16(n) have been pre-approved and shall not be subject to the aforementioned limitations.”

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(o) Board of Managers of Surviving Entity. Section 5.17 of the Merger Agreement is deleted in its entirety and replaced with the following:

“5.17 Surviving Entity Board of Managers. On or before the Closing Date, Tauriga and the Sellers will form a Board of Managers of the Surviving Entity (the “Board of Managers”), which will oversee and approve the day to day operations of the Surviving Entity following the closing of the Merger. The Board of Managers will consist of the following individuals with the following voting rights:

Dr. Stella Sung or the CEO of Tauriga from time to time – 1.0 vote

Dr. Larry May – 1.0 vote

Elie Green – 2/3 of one vote

Daniel Kosmal – 2/3 of one vote

Ramona Rubin – 2/3 of one vote.

Elie Green, Daniel Kosmal and Ramona Rubin collectively shall hold a total of two (2) votes on the Board of Managers, and they may but are not required to vote as a block on any decision of the Board of Managers.

In the event that Tauriga effects a sale of all or substantially all of its assets, or a tender offer or exchange offer (which is not in the form of a hostile takeover) is completed pursuant to which holders of Tauriga’s common stock owning more than 50% of the outstanding shares of common stock (not including any shares of common stock held by the Person or Persons making, or affiliated with the Persons making the tender or exchange offer) tender or exchange their shares for other securities, cash or property, Tauriga agrees to use its best efforts to maintain the existing composition of the Board of Managers; however, it is agreed and acknowledged that the Tauriga representatives may be replaced by such buyer following the closing of such transaction.

The governance and voting of the Board of Managers of the Surviving Entity shall be administered in connection with its Limited Liability Company Operating Agreement attached hereto as Exhibit A.

(p) Form S-1 Effectiveness. Tauriga shall use its reasonable best efforts to, within thirty (30) days following the latter of the (i) Closing Date, and (ii) filing of the Company’s annual report for the year ended March 30, 2014, file a Form S-1 Registration Statement pursuant to the terms of that Magna Spa, as amended, to register for resale the underlying securities issuable pursuant to a Warrant being sold to such investor in exchange for the WC Financing.

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(q) Additional Covenants of Sellers. A new Section 5.20 is inserted immediately after Section 5.19 of the Merger Agreement as follows:

“(a) Each Seller covenants and agrees that, from the Closing Date through the three (3) year anniversary of the Closing Date (the “Restricted Period”), it will not for its own account, jointly with another, or for or on behalf of any Person, directly or indirectly:

(i) engage or participate, or assist any other Person to engage or participate, whether as an owner, investor, partner, member, security holder, independent contractor, licensor, licensee, officer, member of the board of directors or managers, employee, supervisor, consultant, agent, guarantor, lender, advisor or otherwise (without limitation by the specific enumeration of the foregoing) in or with any business that develops and/or markets cannabis products similar to the Product; provided, however, that nothing in this Section 5.20(a)(i) will prohibit any such Person from owning, in the aggregate, less than two percent (2%) of any class of securities of any public company;

(ii) recruit, induce, or solicit, or in any manner attempt to recruit, induce, or solicit, any Person that is at such time or during the previous one (1) year period was an employee, independent contractor or consultant of Tauriga, Honeywood or Surviving Entity (“Restricted Employees”); provided, however, that no Seller shall be restricted from placing general solicitation notices of available positions within it and its Affiliates in internal and external print and electronic media that are not specifically directed at any Restricted Employees;

(iii) solicit any Person that is at such time a customer, supplier or business associate of Tauriga, Honeywood or Surviving Entity for the purpose of offering or providing services or products which are competitive with the Product or any products or services provided by Tauriga, Honeywood or Surviving Entity; or

(iv) cause or seek to cause to be terminated or adversely affected, or otherwise interfere with, any Contract or other business relationship of any kind to which the Tauriga, Honeywood or Surviving Entity is a party or from which any of them benefit, including relationships with such Person’s suppliers, customers and other professional and business contacts.

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(b) Each of the Parties agrees that a violation of the terms, provisions, obligations, duties and conditions described in this Section 5.20 will cause irreparable damage to the other Parties for which money damages or other legal remedies would not be an adequate remedy. Accordingly, each Seller acknowledges and hereby agrees that in the event of any breach or threatened breach by it of any of its covenants or obligations set forth in this Section 5.20, the other Parties shall be entitled, in any court in the United States or otherwise having jurisdiction, to an injunction or injunctions, without the posting of any bond or establishing of damages, to prevent or restrain breaches or threatened breaches of this Section 5.20, and to specifically enforce the terms and provisions of this Section 5.11 to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of this Section 5.20. Each Seller hereby agrees to not challenge the enforceability of the restrictive covenants contained in this Section 5.20 or raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Section 5.20, and to specifically enforce the terms and provisions of this Section 5.20 to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations under such this Section 5.20. Each Party further agrees that the commencement of any Proceeding pursuant to this Section 5.20 or anything set forth in this Section 5.20 will not restrict or limit the other Party’s right to pursue any other remedies under this Agreement or otherwise that may be available to the other Party thereafter.

(c) If any covenant or restriction contained in this Section 5.20, or any part thereof, is hereafter construed or found to be invalid or unenforceable in part or in whole, this shall not affect the remainder of the covenants or restrictions, which shall be given full effect, without regard to the invalid portions, and any court having jurisdiction shall enforce such invalid covenant or restriction to the maximum extent possible under applicable law, including the maximum permissible time, scope and geographic area for such covenant or restriction.”

3. Representations and Warranties. For the avoidance of doubt, the date hereof shall be the “Finalization Date” for all purposes of the Merger Agreement, and the representations and warranties as amended by this Amendment shall be the “Amended Representations and Warranties” for all purposes of the Merger Agreement.

4. Miscellaneous. Section 9.1 through 9.7 and 9.9 through 9.12 are, mutatis mutandis, incorporated herein by reference. The Merger Agreement and this Amendment contain the entire understanding of the Parties with respect to the subject matter hereof, and supersede all prior representations, agreements and understandings relating to the subject matter hereof. In the event of an inconsistency between the terms of the Merger Agreement and this Amendment with respect to the matters the subject matter hereof, this Amendment will govern.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties hereto as of the date first written above.

TAURIGA SCIENCES, INC.

By:	/s/ Stella M. Sung
Name:	Stella M. Sung, Ph.D
Title:	Chief Executive Officer

DOC GREENE’S ACQUISITION SUB, LLC

By:	/s/ Stella M. Sung
Name:	Stella M. Sung, Ph.D
Title:	President and CEO of Tauriga Sciences, Inc., sole member

HONEYWOOD, LLC

By:	/s/ Daniel Kosmal
Name:	Daniel Kosmal
Title:	President

HONEYWOOD’S MEMBERS

/s/ Elie Green
Elie Green

/s/ Daniel Kosmal
Daniel Kosmal

/s/ Ramona Rubin
Ramona Rubin

[Signature Page to Amendment No. 1 to Merger Agreement]